SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                     FORM 15

      Certification and Notice of Termination of Registration under Section
      12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to
           File Reports Under Sections 13 and 15(d) of the Securities
                              Exchange Act of 1934.


                                                  Commission File Number: 1-9364

                              *Flagstar Corporation
                   ------------------------------------------
             (Exact name of registrant as specified in its charter)

                              203 East Main Street
                     Spartanburg, South Carolina, 29319-9966
                                  864/597-8000
                   ------------------------------------------
                 (Address, including zip code, telephone number,
                      including area code, of registrant's
                          principal executive offices)


                     Flagstar 10 7/8% Senior Notes due 2002

                     Flagstar 10 3/4% Senior Notes due 2001

             Flagstar 11.25% Senior Subordinated Debentures due 2004

            Flagstar 11 3/8% Senior Subordinated Debentures due 2003

        Flagstar 10% Convertible Junior Subordinated Debentures due 2014
            --------------------------------------------------------
            (Title of each class of securities covered by this Form)


                                 Not Applicable
           -----------------------------------------------------------
           (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)




-----------------------
     *Filed on behalf of Flagstar Corporation ("Flagstar") by Advantica Restaurant Group, Inc. ("Advantica") as successor pursuant to the merger of Flagstar into Advantica (formerly known as Flagstar Companies, Inc.) effective on January 7, 1998.

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         Please  place an X in the box(es) to  designate  the  appropriate  rule provision(s) relied upon to terminate or suspend the duty to file reports.

         Rule 12g-4(a)(1)(i)    [   ]            Rule 12h-3(b)(1)(ii)    [   ]
         Rule 12g-4(a)(1)(ii)   [   ]            Rule 12h-3(b)(2)(i)     [   ]
         Rule 12g-4(a)(2)(i)    [   ]            Rule 12h-3(b)(2)(ii)    [   ]
         Rule 12g-4(a)(2)(ii)   [   ]            Rule 15d-6              [ X ]
         Rule 12h-3(b)(1)(i)    [ X ]

Appropriate number of holders of record as of the certification or notice date:

                                      None
            --------------------------------------------------------

         Pursuant to the requirement of the Securities Exchange Act of 1934 Advantica Restaurant Group, Inc., on behalf of Flagstar Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  January 22, 1998             By:     /s/ Rhonda J. Parish
                                          ------------------------------------
                                          Rhonda J. Parish
                                          Senior Vice President, General
                                          Counsel and Secretary





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